FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 11, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 11, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 11, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated March 11, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Mike Arneth or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

marneth@tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE SUES TSX VENTURE IN BC SUPREME COURT

VANCOUVER, British Columbia, March 11, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today announced that it has filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility between August 2000 and February of 2002.

The Company says the improper actions of the Exchange cost the Company significant business opportunities for planned business growth and expansion.  Although a total damage amount is not specified, the Company alleges that the delay of 12 – 15 months and the increased expense associated with the Exchange’s actions cost the Company the loss of opportunities to expand its business in Canada and to implement a planned expansion into the United States that alone resulted in the loss of $75,000,000 to $100,000,000 in revenue over 5 years.  The Company says that because of the problems described in the Statement of Claim it will only begin its United States expansion in the next few months and in a manner significantly modified from its original plans.  The company estimates that it will seek damages including any potential penalties in an amount, approaching 100 million dollars, although it has yet to be finalized.

The suit also names a former company lawyer who is alleged to have breached his duties of loyalty and confidence to the company in communications with the Exchange after the Company had fired him and, which unknown to the Company, were used by the Exchange in its efforts to delay the RTO.

The Company’s damage claim includes claims for conspiracy, abuse of the Exchange’s public authority, bad faith, interference with economic relations and breach of contract.  The Company also claims unspecified special damages, punitive damages, court order interest, and special costs.

The Company will provide updates on this matter as developments occur.  The Directors and officers of the Company have privately funded the preparation of the lawsuit and will attempt to continue to do so to the best of their ability.  The Company will be holding a conference meeting in the future to answer any questions which the shareholders, investors and media may have.  For enquiries please direct calls to Mr. Daryl Hixt at 604-273-5173 ext 121.

The Writ and Statement of Claim were filed by the company’s litigation counsel, Mr. Georges E. Sourisseau of the law firm of Taylor Sourisseau Mazzone Tatchell, in Vancouver , British Columbia.

About AMS Homecare

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this news release relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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